To the United States Securities and Exchange Commission

We consent to the incorporation by reference in the Annual Report on Form 40-F of Cybin Inc. (the “Company”) of our report dated June 29, 2026, with respect to the consolidated statements of financial position of the Company as at March 31, 2026 and March 31, 2025 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

Toronto, Canada                                                                    Chartered Professional Accountants
June 29, 2026                                                                       Licensed Public Accountants